[letterhead of Blank Rome LLP]

Phone:	(215) 569-5532
Fax:	(215) 832-5532
Email:	dehel@blankrome.com

February 23, 2006

BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 4561
Washington, D.C. 20549-0404

Attention: Michael Clampitt, Esq.

Re:	Pelican Financial, Inc.
Response to Comments on Preliminary Proxy Statement (File No. 001-14986)

Dear Mr. Clampitt:

On January 24, 2006, Pelican Financial, Inc. (the “Company”) filed via EDGAR under the Securities Exchange Act of 1934, as amended, an amendment to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).  On February 10, 2006, the Company received comments from the staff of the Securities and Exchange Commission (the “Commission”).  We hereby submit on behalf of the Company responses to the Commission’s comments.  We have reproduced the text of the comments in boldface type below, followed by the responses that we have been authorized to make on behalf of the Company. The numbers correspond to the numbers of the comments in your February 10, 2006 letter (the “Comment Letter”).  Enclosed are two copies of the Proxy Statement as proposed to be revised, one copy of which has been marked to show the changes from the original Proxy Statement as filed.  If the changes are acceptable to you, the Company intends to file its definitive Proxy Statement reflecting the changes shown in the enclosure.

Preliminary Proxy
Questions and Answers, page 2

1.                                      Revise the dissenters rights answer on page 3 to disclose the material steps that need to be taken to perfect the dissenters’ rights, such as, must not vote for the merger, must notify the company prior to the vote that dissenters rights will be invoked, etc.  In addition, add a cross-reference to the dissenters’ rights section of the Summary on page 8 and expand the disclosures therein to provide a complete summary of the steps shareholders must take in order to perfect the dissenters’ rights.

Response:  We have made the additional disclosures and inserted the cross-reference you requested.

2.                                      Revise the penultimate answer on page 3 to add a cross-reference to more complete disclosures that clarify what merger costs are being born by PFI that could exceed $3 million and what is involved in calculating the liabilities relating to the marine loan sale and when those liabilities will be determined.

Response: We have inserted the cross-reference and made the additional disclosures you requested.

3.                                      In the last answer on page 3, please quantify the dollar amount involved in the option pay-outs and generally identify the optionholders as officers, directors, employees, affiliates, etc., as appropriate.

Response: We have made the additional disclosures you requested.

4.                                      Revise to add a question and answer for the financial interests of officers and directors and disclose the aggregate dollar amount to be received for sale of their shares, cash-out of their options, including the dollar amount related to unvested options, and compensation agreement with change of control and/or severance arrangements.

Response: We have made the additional disclosures you requested.

Summary
Certain directors, officers and employees of PFI… page 7

5.                                      Revise the bullets herein to quantify the aggregate dollar amount to be received and be more specific in naming those officers and directors.  For example, which officers, directors and employees agreed to vote in favor? Which executives have severance agreements that will pay them $580,000?

Response: We have made the additional disclosures you requested.

The Merger
Background of the Merger, page 12

6.                                      Clarify how the $31 million offer on August 26 became $27.7 million in aggregate consideration or otherwise changed during the negotiations.  We note the price used for the fairness opinion was $27.7 million.

Response:  The Company has added the following disclosure to the Proxy Statement:

“The $31 million offer that was received from Stark on August 26th was subject to several conditions including further due diligence, the sale of the marine lending portfolio, marked-to-market loan portfolio, and marked-to-market securities portfolio.  Furthermore, the August 26th offer valued PFI at 2.10 times “adjusted book value” of PFI.  Starke defined “adjusted book value” to be the tangible equity of PFI multiplied by 7.0% of PFI’s total assets at the date of closing.  During subsequent negotiations, and after the financial impact of the above conditions became clear, the PFI board desired a firm price and not one that fluctuated based on PFI’s tangible book value at the date of closing.  Therefore, after further negotiations with PFI and Stark, it was agreed that the final offer would be $6.00 per share.  This final negotiated price took into consideration and incorporated the financial impact of the conditions stated above.”

7.                                      Revise the last paragraph on page 14 to disclose what part of Hovde’s fee is only payable upon consummation of the merger.

Response: We have made the additional disclosures you requested.

8.                                      Provide the staff with a copy of Hovde’s boardbook.

Response:  Hovde’s boardbook is enclosed with this letter.  Based on our prior conversation, I understand that the board book materials will receive confidential treatment by the staff and will be destroyed following the completion of your review.

Opinion of Hovde Financial, LLC, page 16
Aggregate Consideration, page 18

9.                                      Clarify whether Hovde’s fairness opinion is supported by its analysis of select transactions.

Response:  Hovde believes that its fairness opinion is supported by its analysis of the select transactions and a statement to that effect has been added to the Proxy Statement.

10.                               The staff notes that the first bullet implies a Merger Consideration of $26,966,190 based on $6 per share and 4,494,365 shares.  Explain why this is different from the $27.7 million the advisor assumed would be the aggregate cash consideration, as stated on page 18.

Response:  The aggregate cash consideration to be received is $27,709,618, consisting of the total of the amounts to be paid to stockholders of $26,966,190 and optionholders of

$743,428, based on a consideration per share of $6.00.  Clarifying language has been added to the Proxy Statement.

Merger Consideration, page 22

11.                               Revise to provide an estimate or a range for each individual cost mentioned in the first bullet.  In addition, disclose in the first bullet the aggregate merger consideration as a dollar amount.

Response: We have made the additional disclosures you requested.

12.                               Clarify in the second bullet whether any restriction on the subsequent sale of returned marine loans exist.  For example, can Pelican sell those returned loans at any price and therefore, prevent any reduction in the merger consideration or the need for the $.20 escrow?

Response: We have provided the clarification you requested.

Interests of Certain Persons in Matters To Be Acted Upon, page 39

13.                               Change the heading to clarify that these interests are financial and that the persons involved are insiders.

Response: We have made the revisions you requested.

14.                               Disclose the amount to be paid for “in the money” options.

Response: We have made the additional disclosure you requested.

General Comments

15.                               The staff notes the Merger Agreement appears to have been amended on January 27, 2006.  In this regard, add another Annex and include the amendment therein.

Response: We have inserted the text of the amendment at the end of Annex A to the Proxy Statement, which contains the text of the Agreement and Plan of Reorganization that is the subject of the Proxy Statement. In addition, we have added additional disclosure to the Proxy Statement concerning the amendment.

16.                               The staff notes no financial statements included or incorporated by reference.  Please revise or advise.

Response: Item 14 of Schedule 14A, Instruction 2(a), provides that if the consideration being offered to security holders consists solely of cash, as is the case in this transaction, the financial information required by paragraph (b), items (8)-(11), is not required.

Enclosed with this letter are one clean and one marked copy of the amended Proxy Statement, the Hovde boardbook, and a statement from the Chief Financial Officer of the Company making the acknowledgments set forth in your Comment Letter.

Please acknowledge your receipt of this letter by date-stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided herewith.

Please direct any questions concerning this submission to my attention at (215) 569-5532.

Sincerely,

Francis E. Dehel

Enclosures

cc:	Howard M. Nathan
Pelican Financial, Inc.
(with enclosures)

Edward L. Lublin
Blank Rome LLP
(without enclosures)

PELICAN FINANCIAL, INC.

OFFICER’S CERTIFICATE

The undersigned, as Chief Financial Officer of PELICAN FINANCIAL, INC., a Delaware corporation (the “Company”), does hereby acknowledge, on behalf of the Company, that:

1.             The Company is responsible for the adequacy and accuracy of the disclosures in the Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on January 24, 2006, as hereinafter amended;

2.             Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to such filing; and

3.             The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, I have subscribed my name as of this 23rd day of February,  2006.

PELICAN FINANCIAL, INC.

/s/ Howard M. Nathan
Howard M. Nathan
Chief Financial Officer